Exhibit (d)(1)

MATINAS BIOPHARMA HOLDINGS, INC.

1545 Route 206 South, Suite 302
Bedminster, NJ 07921

WARRANT AGENT AGREEMENT

This Warrant Agent Agreement, dated December 14, 2016 (the “Agreement”), is entered into by and among Aegis Capital Corp. (the “Warrant Agent”) and Matinas BioPharma Holdings, Inc. (“Matinas”).

WITNESSETH:

WHEREAS, Matinas has offered to amend, upon the terms set forth therein (the “Offer to Amend”), the outstanding common stock purchase warrants to purchase shares of Matinas’ common stock, par value $0.0001 per share (the “Common Stock”), including warrants to purchase shares of Common Stock: (i) with an exercise price of $2.00 per share issued in connection with the formation of Matinas (the “Formation Warrants”); (ii) with an exercise price of $2.00 per share issued in a 2013 private placement (the “2013 Private Placement Warrants”); (iii) with an exercise price of $2.00 per share issued to the chairman of the Matinas board of directors in a private placement transaction (the “Private Placement Warrants”); (iv) with an exercise price of $2.00 per share in connection with a merger (the “Merger Warrants”); and (v) with an exercise price of $0.75 per share issued in a 2015 private placement (the “2015 Private Placement Warrants” and collectively with the Formation Warrants, the 2013 Private Placement Warrants, the Private Placement Warrants, the Merger Warrants and the 2015 Private Placement Warrants, the “Original Warrants”).

WHEREAS, pursuant to the Offer to Amend, the Original Warrants will be amended (the “Amended Warrants”) to: (i) reduce the exercise price of the Original Warrants to $0.50 per share, or such other price as Matinas may determine, payable in cash; (ii) provide that the Amended Warrants must be exercised by no later than the expiration date of the Offer to Amend; and (iii) restrict the sale of shares of Common Stock acquired upon exercise of the Amended Warrants for a six-month period after the expiration date of the Offer to Amend, or for such other period as Matinas may determine.

WHEREAS, the terms of the Original Warrants held by holders who do not elect to participate in the Offer to Amend will retain in all respects their original terms and provisions.

WHEREAS, Matinas has filed or will file a Tender Offer on Form SC TO-I with the Securities and Exchange Commission (the “SEC”), including all required exhibits thereto (collectively, the “Offering Materials”).

WHEREAS, Matinas has filed or will file a Registration Statement(s) on Form S-1 (the “Registration Statement”) with the SEC which, among other things, registers the Common Stock issuable upon exercise of the Original Warrants (except for Common Stock issuable upon the exercise of Original Warrants held by certain affiliates of the Warrant Agent) for resale under the Securities Act of 1933, as amended (the “Securities Act”).

WHEREAS, Matinas desires to engage the Warrant Agent pursuant to the terms of this Agreement, and the Warrant Agent is willing to be so engaged, to solicit the holders of the Original Warrants to participate in the Offer to Amend and to exercise their Amended Warrants.

NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth, the parties hereto agree as follows:

1.  Engagement.  Matinas hereby engages and appoints the Warrant Agent as, and the Warrant Agent hereby agrees to serve as, the exclusive Warrant Agent for Matinas in connection with the Offer to Amend. Warrant Agent shall, consistent with its obligations under the Securities Act, the Securities Exchange Act of 1934 (the “Exchange Act”), and the applicable rules and regulations of the SEC thereunder, the rules and regulations of Financial Industry Regulatory Authority, Inc., and the applicable state securities laws and regulations, use its reasonable commercial efforts to maximize the number of holders of Original Warrants who elect to participate in the Offer to Amend and exercise their Amended Warrants, including appropriate communications with the record owners and beneficial owners of the Original Warrants, as well as with said owners’ brokers, agents or other representatives.

2.  Offering Materials.  Matinas shall cause copies of the Offering Materials relating to the Offer to Amend to be delivered to each Original Warrant holder, and the Warrant Agent shall have no responsibility in this regard. The Warrant Agent is not authorized to furnish to holders of Original Warrants any information other than that contained in the Offering Materials or in such other material as may be provided by Matinas to holders of the Original Warrants. The Warrant Agent will be supplied without charge with a reasonable number of Offering Materials.

3.  Offer to Amend Acceptance Procedures.  The Offering Materials shall set forth the procedure for holders of Original Warrants to participate in the Offer to Amend and to exercise their Amended Warrants.

4.  Compensation.

A.  Fee.  Subject to the valid participation in the Offer to Amend and the exercise of the Amended Warrants by a holder of an Original Warrant (including a transferee), the Warrant Agent is entitled to receive from Matinas a fee (the “Solicitation Fee”) equal to five percent (5%) of the cash Matinas receives for each exercise of an Amended Warrant.

B.  Expenses.  Whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated, Matinas agrees to reimburse the Warrant Agent for any and all of its reasonable out-of-pocket expenses, including fees and disbursements of its counsel incurred by the Warrant Agent in connection with this Agreement, estimated at not in excess of $35,000 (the “Expense Allowance”). Notwithstanding the foregoing, the Expense Allowance otherwise payable to the Warrant Agent shall be offset by the $15,000 Matinas previously advanced to legal counsel for the Warrant Agent.

C.  Timing of Payment.  Within ten (10) days after the expiration date of the Amended Warrants, Matinas will deliver a notice to the Warrant Agent setting forth the number of Original Warrants which have been properly completed for exercise by holders of the Original Warrants and accepted by Matinas, together with payment of the Solicitation Fee and Expense Allowance (provided any required invoices have been provided Matinas as set forth in Section 4.B above) and any documentation reasonably requested by the Warrant Agent.

D.  Placement Agent Warrants.  The parties acknowledge that the Warrant Agent, in its capacity as Placement Agent of the 2013, 2015 and 2016 private placements of securities of Matinas, has been issued warrants to purchase Common Stock at various exercise prices (collectively, the “PA Warrants”). In connection with the Offer to Amend, Matinas, in its discretion, may offer to amend the terms of the PA Warrants in order to encourage the exercise of the PA Warrants by the holders thereof.

5.  Inspection of Records.  During the period of the Offer to Amend and for thirty (30) days thereafter, the Warrant Agent may, at any time during business hours, examine the records of Matinas which relates to the Offer to Amend. Notwithstanding the foregoing, the Warrant Agent agrees not to use any confidential information concerning Matinas provided to the Warrant Agent by Matinas for any purposes other than those contemplated under this Agreement.

6.  Termination.  The term of this Agreement shall be for the longer of (i) six (6) months from and after the date first above written or (ii) the last to expire of the Amended Warrants. Notwithstanding anything to the contrary contained herein, the obligations of Matinas to the Warrant Agent set forth in Sections 4 and 7 will survive any expiration or termination of this Agreement; provided, however, if this Agreement is terminated by Matinas pursuant to this Section 6, Matinas shall only be required to pay the Expense Allowance and that portion of the Solicitation Fee for any holders of Original Warrants who exercised their Amended Warrant prior to Matinas’ notice of termination to the Warrant Agent.

7.  Indemnification. In connection with Matinas’ engagement of Warrant Agent, Matinas hereby agrees to indemnify and hold harmless Warrant Agent and its affiliates, and the respective directors, officers, shareholders, agents and employees of any of the foregoing, as well as each person who controls the Warrant Agent within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act (collectively the “Indemnified Persons”), from and against any and all claims, actions, suits, proceedings (including those of shareholders), damages, liabilities and expenses incurred by any of them (including the reasonable fees and expenses of counsel), (collectively a “Claim”), including costs of investigation or inquiry, which are (A) related to or arise out of (i) any actions taken or omitted to be taken (including any untrue statements made or any statements omitted to be made) by Matinas, or (ii) any actions taken or omitted to be taken by any Indemnified Person in connection with Matinas’ engagement of the Warrant Agent, or (B) otherwise relate to or arise out of Warrant Agent’s activities on Matinas’ behalf under Warrant Agent’s engagement hereunder, and Matinas shall reimburse any Indemnified Person for all expenses (including the reasonable fees and expenses of counsel) incurred by such Indemnified Person in connection with investigating, preparing or defending any such claim, action, suit or proceeding, whether or not in connection with pending or threatened litigation in which any Indemnified Person is a party. Matinas will not, however, be responsible for any Claim, which is finally judicially determined to have resulted from the gross negligence or willful misconduct of any person seeking indemnification for such Claim. Matinas further agrees that no Indemnified Person shall have any liability to Matinas for or in connection with Matinas’ engagement of Warrant Agent hereunder except for any Claim incurred by Matinas as a result of such Indemnified Person’s gross negligence or willful misconduct (and in no event shall any such liability exceed, in the aggregate for all Indemnified Persons, the amount of the Solicitation Fee actually received by the Warrant Agent).

Matinas further agrees that it will not, without the prior written consent of Warrant Agent, settle, compromise or consent to the entry of any judgment in any pending or threatened Claim in respect of which indemnification may be sought hereunder (whether or not any Indemnified Person is an actual or potential party to such Claim), unless such settlement, compromise or consent includes an unconditional, irrevocable release of each Indemnified Person from any and all liability arising out of such Claim.

Promptly upon receipt by an Indemnified Person of notice of any complaint or the assertion or institution of any Claim with respect to which indemnification is being sought hereunder, such Indemnified Person shall notify Matinas in writing of such complaint or of such assertion or institution but failure to so notify Matinas shall not relieve Matinas from any obligation it may have hereunder, except and only to the extent such failure results in the forfeiture by Matinas of substantial rights and defenses. If Matinas so elects or is requested by such Indemnified Person, Matinas will assume the defense of such Claim, including the employment of counsel reasonably satisfactory to such Indemnified Person and the payment of the fees and expenses of such counsel. In the event, however, that legal counsel to such Indemnified Person reasonably determines that having common counsel would present such counsel with a conflict of interest or if the defendant in, or target of, any such Claim, includes an Indemnified Person and Matinas, and legal counsel to such Indemnified Person reasonably concludes that there may be legal defenses available to it or other Indemnified Persons different from or in addition to those available to Matinas, then such Indemnified Person may employ its own separate counsel to represent or defend him, her or it in any such Claim and Matinas shall pay the reasonable fees and expenses of such counsel. Notwithstanding anything herein to the contrary, if Matinas fails timely or diligently to defend, contest, or otherwise protect against any Claim, the relevant Indemnified Party shall have the right, but not the obligation, to defend, contest, compromise, settle, assert crossclaims, or counterclaims or otherwise protect against the same, and shall be fully indemnified by Matinas therefor, including without limitation, for the reasonable fees and expenses of its counsel and all amounts paid as a result of such Claim or the compromise or settlement thereof. In addition, with respect to any Claim in which Matinas assumes the defense, the Indemnified Person shall have the right to participate in such Claim and to retain his, her or its own counsel therefor at his, her or its own expense.

Matinas agrees that if any indemnity sought by an Indemnified Person hereunder is held by a court to be unavailable for any reason then (whether or not Warrant Agent is the Indemnified Person), Matinas and Warrant Agent shall contribute to the Claim for which such indemnity is held unavailable in such proportion as is appropriate to reflect the relative benefits to Matinas, on the one hand, and Warrant Agent on the other, in connection with Warrant Agent’s engagement referred to above, subject to the limitation that in no event shall the amount of Warrant Agent’s contribution to such Claim exceed the amount of the Solicitation Fee actually received by Warrant Agent from Matinas pursuant to Warrant Agent’s engagement.

Matinas’ indemnity, reimbursement and contribution obligations under this Agreement (a) shall be in addition to, and shall in no way limit or otherwise adversely affect any rights that any Indemnified Party may have at law or at equity and (b) shall be effective whether or not Matinas is at fault in any way.

8.  Notices.  All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered personally, or the date mailed if mailed by registered or certified mail (postage prepaid, return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like changes of address which shall be effective upon receipt) or sent by facsimile transmission, with confirmation received, if sent to the Warrant Agent, will be mailed, delivered or telefaxed and confirmed to Aegis Capital Corp., 810 Seventh Ave, 11th Floor, New York, New York 10019, Attention: Adam K. Stern, telefax number (646) 390-9122, with a copy (which shall not constitute notice) to: Meister Seelig & Fein LLP, 125 Park Avenue, 7th Floor, New York, NY 10017, Attn: Kenneth S. Goodwin, Esq., telefax number (646) 539-3663, if sent to Matinas, will be mailed, delivered or telefaxed and confirmed to Matinas BioPharma Holdings, Inc., 1545 Route 206 South, Suite 302, Bedminster, NJ 07921, Attn: Roelof Rongen, President & CEO, with a copy (which shall not constitute notice) to: Lowenstein Sandler LLP, 1251 Avenue of the Americas, New York, NY 10020, Attn: Steven M. Skolnick, Esq., telefax number (973) 597 2477.

9.  Supplements and Amendments.  Any term or provision of this Agreement may be waived at any time by the party which is entitled to the benefits thereof, but only in a writing signed by such party, and this Agreement may be amended or supplemented at any time, but only by written agreement of Matinas and the Warrant Agent. Any such waiver with respect to a failure to observe any such provision shall not operate as a waiver of any subsequent failure to observe such provision unless otherwise expressly provided in such waiver.

10.  Assignments.  This Agreement may not be assigned by any party without the express written approval of all other parties.

11.  Governing Law.  This Agreement shall be governed by and construed in accordance with the internal laws (and not the laws pertaining to conflicts of laws) of the State of New York. This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and to be fully performed therein. Any disputes which arise under this Agreement, even after the termination of this Agreement, will be heard only in the state or federal courts located in the County of New York, State of New York. The parties hereto expressly agree to submit themselves to the jurisdiction of the foregoing courts in the County of New York, State of New York. The parties hereto expressly waive any rights they may have to contest the jurisdiction, venue or authority of any court sitting in the County and State of New York. In the event of the bringing of any action, or suit by a party hereto against the other party hereto, arising out of or relating to this Agreement, the party in whose favor the final judgment or award shall be entered shall be entitled to have and recover from the other party the costs and expenses incurred in connection therewith, including its reasonable attorneys’ fees. Any rights to trial by jury with respect to any such action, proceeding or suit are hereby waived by Warrant Agent and Matinas.

12.  Benefits of this Agreement.  Nothing in this Agreement shall be construed to give any person or corporation other than Matinas and the Warrant Agent any legal or equitable right, remedy or claim under this Agreement; and this Agreement shall be for the sole and exclusive benefit of Matinas and the Warrant Agent.

13.  Descriptive Headings.  The descriptive headings of the sections of this Agreement are inserted for convenience only and shall not control or affect the meanings or construction of any of the provisions hereof.

14.  Enforceability.  If any of the provisions of this Agreement are held to be void or unenforceable, all of the other provisions shall nonetheless continue in full force and effect.

15.  Waiver.  The waiver by any of the parties hereto of a breach or alleged breach of the terms of this Agreement by the other party shall not constitute a waiver of any other breach or alleged breach.

16.  Entire Agreement.  This Agreement supersedes all previous arrangements and agreements whether written or oral, and comprises the entire agreement, between Matinas and the Warrant Agent in respect of the subject matter hereof.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

MATINAS BIOPHARMA HOLDINGS, INC.
By: /s/ Roelof Rongen
Name: Roelof Rongen
Title: Chief Executive Officer
Accepted and agreed to this 14th day of December, 2016:
AEGIS CAPITAL CORP.
By: /s/ Adam K. Stem
Name: Adam K. Stem
Title: Head of Private Banking